Simpson Thacher & Bartlett

icbc tower, 35th floor
3 garden road, central
hong kong

telephone: +852-2514-7600
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Direct Dial Number	E-mail Address
+852-2514-7620	ygao@stblaw.com

September 8, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Melissa Walsh

                   Mr. Stephen Krikorian

                   Mr. Tyler Howes

                   Mr. Christopher Dunham

Re: Phoenix New Media Ltd
Form 20-F for the Year Ended December 31, 2022
File No. 001-35158

Ladies and Gentlemen:

On behalf of our client, Phoenix New Media Limited, a company organized under the laws of the Cayman Islands (“PNM” or the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), dated July 27, 2023 (the “July 27 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the July 27 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Annual Report. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Simpson Thacher & Bartlett
September 8, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-10

1.
Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The Company respectfully submits that it is not an investment company because it is primarily engaged, through wholly owned subsidiaries, in the digital media business.

The Company’s Strategy and Structure

As will be discussed in further detail below, the Company believes that it is and always has been primarily engaged in the digital media business with a focus on generating revenue through selling advertisements and premium content across its integrated platform of Internet, mobile and TV channels in China. At no point in its history has the Company held itself out to be engaged in the business of investing, reinvesting or trading in securities.

Under the laws and regulations of the People’s Republic of China (“PRC”), the operation and provision of internet information services to the public within the PRC is subject to foreign investment restrictions and license requirements. Therefore, PNM is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its direct and indirect subsidiaries in China and through contractual arrangements with Variable Interest Entities (“VIEs”) based in China.

The Company relies on and expects to continue to rely on contractual arrangements with VIEs in China and their respective shareholders to operate its Internet and mobile businesses that are subject to foreign investment restrictions. These contractual arrangements allow the Company to:

•
receive substantially all of the economic benefits from the VIEs and their subsidiaries in consideration for the technical and consulting services provided and intellectual property rights licensed;
•
have the power to direct the activities that most significantly impact the economic performance of the VIEs and their subsidiaries; and

Simpson Thacher & Bartlett
September 8, 2023	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

•
have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC laws.

As a result of these contractual arrangements, the Company is the primary economic beneficiary of each of its VIEs and consolidates them under U.S. GAAP as controlled subsidiaries.

The Company maintains a significant amount of liquid assets to fund its current and future operations and potential strategic transactions and acquisitions. PNM has a formal policy regarding its cash management process. The goal of the policy is to preserve the principal of the Company’s capital against erosion in real value, as may be caused by inflation, while maintaining sufficient liquidity to support the Company’s operations. The Company achieves these cash management objectives by acquiring “Capital Preservation Investments,” which are reflected on PNM’s financial statements as investments in the “term deposits and short-term investments” line item. These are low-risk investments with maturity dates matching to the Company’s projected cash needs for its operations. PNM’s Capital Preservation Investments consist of timed bank deposits, certificates of deposit, or variable-rate wealth management products and structured deposits issued by commercial banks and other financial institutions, all of which have original maturity dates of less than one year.1 None of the Company’s Capital Preservation Investments are made for speculative purposes. The focus is solely to maintain the real value of the Company’s capital in the current inflationary environment.

Applicable Legal Standards

The Investment Company Act contains two primary tests for identifying an investment company, both of which must be considered independently.

The Company could be deemed an investment company under Section 3(a)(1)(A) if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.

1.
Notwithstanding the Company’s intention that such Capital Preservation Investments be limited to products with original maturity dates of less than one year, the Company has made a single investment with a 13 month original maturity date as Capital Preservation Investment. This was an anomalous, one off investment that the Company still considers a Capital Preservation Investment given its risk profile, the management’s intention at the time of making such investment. The Company does not intend to acquire investments with original maturity dates of one year or more in the future, or, if it does, it will treat such investments as investment securities that are not Capital Preservation Investments.

Simpson Thacher & Bartlett
September 8, 2023	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

Alternatively, the Company could be deemed an investment company under Section 3(a)(1)(C) if it is engaged in, or proposes to engage in, the business of investing, reinvesting or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of cash items and government securities) on an unconsolidated basis.

Sections 3(b) and 3(c) of the Investment Company Act, as well as certain rules promulgated under these and other provisions of the Investment Company Act, provide certain exclusions or exceptions from the foregoing definitions. Notably, Section 3(b)(1) contains one of the many statutory exceptions to the definition of “investment company.” That section states that, notwithstanding Section 3(a)(1)(C), “[a]ny issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company within the meaning of the Investment Company Act.

Whether an issuer is engaged primarily in the “business of investing, reinvesting, or trading in securities” under Section 3(a)(1)(A) or is primarily engaged in a “business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” under Section 3(b)(1) is in each case largely a factual question whose answer depends upon the actual business activities of the issuer.2 The primary test to determine whether an issuer is “primarily engaged” in a business for purposes of Section 3(a)(1)(A) and Section 3(b)(1) is the five-factor analysis described in Tonopah (the “Tonopah Factors”), with an emphasis on how a reasonable investor would view the issuer when considering the totality of such factors.3 The Company believes that an analysis of each of these factors demonstrates that the Company does not fall within the definition of an investment company under Section 3(a)(1)(A) and that it is able to rely on Section 3(b)(1), separate and apart from the analysis of the Company under Section 3(a)(1)(C).

2.
See M.A. Hanna Co., Investment Company Act Release No. 265, 10 S.E.C. 581, 583 (Nov. 25, 1941); see also SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 28 (S.D.N.Y. 1968), aff’d, 435 F.2d 510 (2d Cir. 1970).
3.
See Tonopah Mining Corp. of Nevada, 26 S.E.C. 426 (1947) (hereinafter “Tonopah”). See also, SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007) (hereinafter “Presto”) and SEC v. Fifth Avenue Coach Lines Inc., 435 F.2d 510 (2d Cir. 1970) (hereinafter “Fifth Avenue Coach Lines”).

Simpson Thacher & Bartlett
September 8, 2023	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

Tonopah Factor Analysis

The Company’s Historical Development

PNM was incorporated in the Cayman Islands on November 22, 2007 by a subsidiary of Phoenix Media Investment (Holdings) Limited (“Phoenix TV”).

PNM originated as, and remains today, a subsidiary of Phoenix TV, a Chinese-language TV network based in Hong Kong that broadcasts within China and globally. PNM is the website and digital media face of Phoenix TV. In November 2005, Mr. Shuang Liu, a vice president of Phoenix TV, was appointed to lead Phoenix TV’s new media business. Upon his appointment, Mr. Liu began implementing his vision to transform the business from a mere corporate website of Phoenix TV into a digital new media company capitalizing on the future of new media convergence. In July 2007, traffic of phoenixtv.com and phoenixtv.com.cn were redirected to the domain name ifeng.com registered by one of the Company’s VIEs.

The brand of “ifeng.com” rapidly achieved prominence among Chinese Internet users. It was recognized as the “Most Valuable Chinese Internet Brand” at the Chinese Internet Advertisers Annual Convention in October 2010. By March 2011, the ifeng.com website ranked number one in terms of page views among the world’s leading TV companies’ websites, edging out CNN.com, BBC.co.uk, and CNTV.cn, according to Alexa.com.

On May 12, 2011, the Company’s American depository shares (“ADSs”) began trading on the New York Stock Exchange under the ticker symbol “FENG.” The Company’s choice of ticker clearly signified to investors that the focus and core of the Company was its digital media platform.

These facts show that the purpose for which the Company was incorporated was to be the digital media arm of Phoenix TV, which is not a securities-related activity. Moreover, the Company’s development has remained consistent with its founding intent and mission through to present day.

The Company’s Public Representations Concerning its Activities

In its public representations and statements, including on an enterprise-wide basis and through the activities of its subsidiaries and parent organization, the Company presents itself to the public as a holding company that is primarily engaged in the digital new media business through its subsidiaries. For example, in the Annual Report the Company describes itself as “a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China.”4 The Company’s Annual Report and other public representations overwhelmingly focus on its core digital media business and the plans to grow that business.

4.
Annual Report at 58.

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September 8, 2023	-6-	Division of Corporation Finance U.S. Securities and Exchange Commission

When investments are mentioned, it is generally in the context of explaining how they will be used to expand the Company’s core business activities. For example, in the Annual Report, the Company discloses that “as part of [the Company’s] business strategy, [the Company] intend[s] to identify and acquire assets, technologies and businesses that are complementary to [its] business.”5 This type of additive investment strategy is consistent with the Company’s view that it is primarily engaged in a non-investment company business.

The Company acknowledges that the Annual Report does reflect the Company’s current belief that it would be deemed to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes, but respectfully submits that such an acknowledgement is not the same as the Company holding itself out to investors as being primarily engaged in a securities business under Section 3(a)(1)(A). The PFIC disclosure is merely a statement of the Company’s current status for United States federal income tax purposes and should not be construed as a statement of policy or intention. The Company made this clear by the disclaimers embedded in the PFIC disclosure which note “the determination of whether [the Company is] a PFIC is made on an annual basis and will depend on the composition of [the Company’s] income and assets from time to time.”6

Moreover, the PFIC disclosure should be understood as a statement communicating the results of a tax analysis that is driven by an analysis of the Company’s assets and income exclusively, and any statement regarding just those two factors cannot be dispositive as to whether the Company is an investment company under Section 3(a)(1)(A) or Section 3(b)(1) of the Investment Company Act. As noted in the Company’s disclosure on this point, “[the Company] will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.”7 Analysis of the Company’s assets and income, however, corresponds to just two of five of the Tonopah Factors. While historically the SEC and the SEC staff have emphasized those two factors when performing an analysis under Tonopah, in Presto the United States Court of Appeals for the Seventh Circuit made it clear that Section 3(b)(1) cannot merely be reduced down to yet another set of numerical tests.8 Therefore, based on Presto, it appears the first three Tonopah Factors are of at least equal importance to the last two factors and the five factors in their totality must be assessed in a holistic manner. “What principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?”9

5.
Id. at 36.
6.
Id.
7.
Annual Report at 36.
8.
See Presto, 486 F.3d at 314-315 (“According to the SEC's brief, Tonopah deemed assets the ‘most important’ of the five considerations. It would be surprising if that were so, because it would make the exclusion in [Section 3(b)(1)] unavailable as a practical matter. The only reason one turns to this exclusion is that the 40% asset test has been satisfied. If subsection (b)(2) does nothing except raise the 40% test to 50% as a definition of the firm’s ‘primary’ engagement, it is an odd statutory provision indeed. What sense would it make to enact a law using 40% as the threshold in subsection (a)(1)(C), and convert the ‘real’ rule to 50% in subsection (b)(1) by using words rather than numbers? Subsection (b)(1) has to be about considerations other than assets (or at least in addition to assets).”).
9.
Id. at 315.

Simpson Thacher & Bartlett
September 8, 2023	-7-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company believes that, outside of the Company’s disclosure around its PFIC status, the Company’s public representations are clearly focused on its core digital media business. When discussing key factors driving the Company’s operating results the Company notes: “[The Company’s] business and operating results are affected by general factors affecting China’s new media industry, which include China’s overall economic growth, per capita disposable income, the trend of media convergence, growth of new media and its popularity as an advertising medium, growth of Internet (including mobile Internet) penetration, adoption of paid services, including 3G /4G mobile services, and smart phones.”10 None of this is focused on the results of the Company’s portfolio of passive investments.

When discussing how the Company will grow, the Annual Report focuses on “[the Company’s] ability to maintain and expand [its] target user base; [its] ability to provide effective advertising services and enhance [its] pricing power; [its] ability to grow [its] paid services on both mobile operators’ platforms and [its] own platforms; and [its] ability to procure and produce content in a cost-effective manner,”11 none of which would lead a reasonable investor to focus on the Company’s passive investment portfolio, or seek to invest in the Company in order to gain access to the return from the Company’s passive investment portfolio.

The Company believes its representations, taken as whole, leave little room for the Company to be confused with an investment company. In light of the foregoing, the Company respectfully submits that its investors expect return on an investment in the Company to be driven by its growth as a digital new media company and not from its holdings of any investment securities.

The Activities of the Company’s Directors, Officers, and Employees

The Company believes that the activities of PNM’s directors, officers and employees strongly support the conclusion that the Company is primarily engaged in the digital new media business.

10.
Annual Report at 93.
11.
Annual Report at 93-94.

Simpson Thacher & Bartlett
September 8, 2023	-8-	Division of Corporation Finance U.S. Securities and Exchange Commission

When examining the activities of the employees, officers and directors of an issuer, the Commission has historically considered factors such as the number of people employed by the issuer, the number of employees involved in and the time spent on operations as opposed to managing the investment securities portfolio, the experience and expertise of management in operating businesses as opposed to management of investment securities and the presence of a professional staff of portfolio managers or other investment management personnel focused on investment securities.12 The Company had 893 employees as of December 31, 2022, whose functions were distributed as follows:

Function	Number of Employees
Management and Administration	117
Content Development	275
Mobile Products and Services	77
Technology and Product Development	133
Sales and Marketing	291
Total	893

Of the 117 employees focused on Management and Administration, only approximately four spend any portion of their time managing the Company’s Capital Preservation Investments. The other 99.5% of the Company’s employees have no investment-related job duties and focus on creating content for the Company’s platforms or selling advertisement placements to monetize that content.

12.
See, e.g., Case, Pomeroy & Co., Inc., Investment Company Act Release No. 734 (Dec. 30, 1944) (The Commission, in determining that the issuer was primarily engaged in the oil business, noted, among other things, that of the issuer’s 282 employees, only one employee worked full-time with respect to the issuer’s investment securities and 19 employees spent 15% of their time on work unrelated to the issuer’s oil business.); AirTouch Communications, Inc., Investment Company Act Release No. 24271 (Jan. 28, 2000), granted, AirTouch Communications, Inc., Investment Company Act Release No. 24294 (Feb. 23, 2000) (the Commission found that the issuer was not primarily engaged in investing in securities where only two of the issuer’s approximately 14,000 full-time employees spent any time on investment activities).

Simpson Thacher & Bartlett
September 8, 2023	-9-	Division of Corporation Finance U.S. Securities and Exchange Commission

Likewise, the Company’s officers and directors devote the bulk of their time and efforts to the control and oversight of PNM. The officers and directors of the Company have historically spent and will continue to spend a de minimis amount of time evaluating non-controlling investments for the Company and its majority-owned subsidiaries. The Company notes that, in accordance with its strategic plan, the Company has made long-term investments in several related companies, but those investments are not made for speculative or trading purposes. Those are strategic investments designed to grow the core areas of the Company and are part of the Company’s stated strategy of acquiring assets in related businesses to expand its digital media business.13 Such investments were specifically made as so-called “bolt-ons” in connection with the expansion of the Company’s new media business. These investments were consistent with market expectations that the Company aligns its interests with the broader digital media industry and would not lead any reasonable investor to believe the Company is primarily engaged in the business of “investing, reinvesting, owning, holding, or trading in securities.”

The Nature of the Company’s Assets

A detailed discussion of the Company’s current holdings, including a breakdown of these holdings on an unconsolidated entity-by-entity basis, is provided in the analysis of the Company’s status as an investment company under Section 3(a)(1)(C) below.

The Company believes its present assets reflect a company that is primarily engaged in the digital media business, notwithstanding its Capital Preservation Investments used in the management of its liquidity. The Company, like many technology companies, lacks the inventories and other tangible goods that traditional operating companies possess on their balance sheets and thus is more susceptible to having difficulties with the Investment Company Act’s requirements. The Company maintains a substantial amount of liquid assets—approximately RMB1.08 billion as of June 30, 2023—comprising amounts held in cash and amounts invested in Capital Preservation Investments. Given the macro headwinds in the past three years and intensified industry-wide competition, the Company has been focusing on narrowing losses and returning to profitability, resulting in a reduced deployment of its liquid assets into its operations or through acquisitions. Simultaneously, the current inflationary environment has driven a sharper focus on preserving principal as opposed to pure liquidity. As a result, the Company holds a substantial portion of those liquid assets—approximately RMB926 million worth as of June 30, 2023—in Capital Preservation Investments.

13.
See Annual Report at 36. The Company discloses that “as part of [the Company’s] business strategy, [the Company] intend[s] to identify and acquire assets, technologies and businesses that are complementary to [its] business.”

Simpson Thacher & Bartlett
September 8, 2023	-10-	Division of Corporation Finance U.S. Securities and Exchange Commission

As discussed in response to Comment #2 below, the Company acknowledges that there is uncertainty as to whether those Capital Preservation Investments would be deemed cash items or investment securities for purposes of the Investment Company Act. The Company understands that the Staff may view certain of its Capital Preservation Investments as investment securities under Section 3(a)(1)(C) even though the Company views all of its Capital Preservation Investments as merely cash management tools. In response to Comment #2 below, the Company outlines its views on how specific types of its Capital Preservation Investments would be classified under the Investment Company Act. Following those stated assumptions and on an unconsolidated basis, the Company believes that investment securities would constitute no more than 73% of the value of the Company’s total assets, exclusive of cash items and U.S. government securities.

The Company respectfully submits that under prior court and Commission decisions, the fact that the Company holds such Capital Preservation Investments in amounts exceeding 50% of its total assets does not, on its own, indicate that the Company is an investment company.14 Similar to the arguments the Commission has accepted in precedent matters, the Company believes that the percentage of its assets comprising investment securities does not convey the full story and, standing alone, such figures would not mislead investors about the nature of the Company’s business and activities.

As discussed above, the Company holds a significant amount of Capital Preservation Investments for ultimate use in its business operations. Other than these investments, the Company does not presently maintain material levels of non-controlling investments into third party companies or any other type of speculative investments where the Company is assuming meaningful counterparty credit risk. On a consolidated basis, investment securities that are not Capital Preservation Investments comprise approximately 6.82 % of the Company’s assets as of June 30, 2023.

14.
The Commission has issued numerous orders pursuant to Section 3(b)(2), which also follows Tonopah, to issuers with asset character and income character comparable to the Company, including: Snowflake, Inc., Investment Company Act Rel. Nos. Nos. 34049 (Oct. 9, 2020) (notice) and 33442 (Nov. 4, 2020) (order); Lyft, Inc., Investment Company Act Rel. Nos. Nos. 33399 (Mar. 14, 2019) (notice) and 33442 (April 8, 2019) (order); Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order).

Simpson Thacher & Bartlett
September 8, 2023	-11-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company does not hold its Capital Preservation Investments for an investment purpose or to generate material amounts of additional capital for the Company, but rather relies on these Capital Preservation Investments to earn a safe, short-term return on cash to prevent the Company’s capital reserves from losing real value because of inflation. The cash invested represent funds that are being held for use in the Company’s primary business which have not yet been deployed because of the macro headwinds and economic conditions above. Accordingly, the Company believes there is nothing to suggest that the Company’s investors would be confused into believing that the Company’s Capital Preservation Investments will be the primary source of the Company’s value over the long-term.15

The Sources of the Company’s Income

For the years ending December 31, 2021 and 2022, and thus far through 2023, PNM has recorded net operating losses. This is not uncommon for developing technology companies who primarily generate value through digital means. Because the Company is presently operating at a net loss, PNM does not believe income is the most relevant determinant of its status as an operating company. Rather, the Company believes comparing its revenues to its income from investments presents a more accurate view of the relevant considerations. The SEC has previously recognized revenues, rather than net operating income, as a useful measure of an issuer’s investment company status under Section 3(b)(2).16

(Amounts in thousands of RMB, except for percentages)

Year	Revenues From Operations	Other Income, Net	Relative Percentage
2023 (through June 30)	326,573	14,240	4.4%
2022	785,707	(4,678)	(0.60)%
2021	1,030,331	83,610	8.1%

PNM generates all of its revenue from advertising and selling premium digital content. “Other Income, Net,” as presented above, generally reflects net interest income; foreign currency exchange gains or loss; income/ (loss) from equity method investments, net of impairment; fair value changes in investments, net; impairment of available-for-sale debt investments and other miscellaneous sources.

15.
Id.
16.
Id.

Simpson Thacher & Bartlett
September 8, 2023	-12-	Division of Corporation Finance U.S. Securities and Exchange Commission

As is shown above, the income the Company generates from its investment activities and investments into non-controlled subsidiaries is not a major factor in the overall economic condition of the Company. The Company’s ability to return to profitability will be driven by the Company’s ability to increase revenues while cutting operating expenses, not by the Company’s ability to generate return from its Capital Preservation Investments.

Conclusions Under Section 3(a)(1)(A) and Section 3(b)(1)

The above five-factor analysis demonstrates that PNM is primarily engaged in a non-investment company business and thus is not an investment company under Section 3(a)(1)(A) and satisfies the standards for reliance on Section 3(b)(1). The Board of the Company has therefore determined that the Company is not an investment company pursuant to Section 3(b)(1).

2.
Please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators, with values as of your most recent fiscal quarter ended. Please also (i) specifically describe the types of assets included within “term deposits and short-term investments” on your balance sheet and (ii) describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by the Company in its VIEs are “investment securities” for purposes of Section 3(a)(2).

Applicable Legal Standards

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as “any issuer which . . . is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

We refer to the Company’s total assets calculated in accordance with the requirements of Section 3(a)(1)(C) of the Act as the Company’s “Adjusted Assets.”

An “investment security” is defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employee securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Section 3(c)(1) or 3(c)(7) of the Investment Company Act].”

Simpson Thacher & Bartlett
September 8, 2023	-13-	Division of Corporation Finance U.S. Securities and Exchange Commission

A “majority-owned subsidiary” of a person is defined in Section 2(a)(24) of the Investment Company Act as a company 50% or more of whose outstanding voting securities are owned by such person, or by a company which, within the meaning of such definition, is a majority-owned subsidiary of such person.

A “wholly owned subsidiary” of a person is defined in Section 2(a)(43) as a company 95% or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of such definition, is a wholly owned subsidiary of such person.

A “voting security” is defined in Section 2(a)(42) of the Investment Company Act as any security “presently” entitling the owner or holder thereof to vote for the election of directors of a company.

Legal Analysis of the VIEs

As noted above, PNM is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with VIEs based in China. Whether the Company’s interests in its VIEs are “investment securities,” therefore turns first on whether those VIEs can be deemed majority-owned subsidiaries, and second whether those VIEs would be deemed investment companies or need to rely on Section 3(c)(1) or Section 3(c)(7) to avoid registration as an investment company.

Although the Company’s contractual relationships with its VIEs are not equivalent to equity ownership, the Company believes the contractual relationships do provide the Company with the power to direct the activities that most significantly impact the economic performance of its VIEs to a degree that they should be deemed wholly or majority-owned subsidiaries of the Company under the Investment Company Act.

Simpson Thacher & Bartlett
September 8, 2023	-14-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Staff has acknowledged the use of voting agreements for purposes of determining majority-owned subsidiary status where a company did not directly own all of the relevant voting securities.17 The Company believes this is the correct and proper outcome, given that the definition of “voting securities” requires that their holder be “presently entitled” to vote those securities in the election of directors. The contractual agreements that the Company holds with its subsidiaries prevent the nominal shareholders from freely exercising those voting securities as those rights have been contractually pledged to the Company. Accordingly, as in the precedent matters, the voting agreements between the Company and the equity shareholders of the VIEs should be deemed to convey the outstanding voting securities of the VIEs to the Company, thus making the VIEs wholly owned subsidiaries of the Company.

Moreover, even if the effective transfer of control were in question, the Company believes that PNM’s economic interests in its VIEs should arguably be deemed to convey control necessary to treat its interests as being the equivalent of voting securities. The Staff has recognized that “[w]e consider that [the definition of voting security in Section 2(a)(42)] includes not only the formal legal right to vote for the election of directors but also the de facto power, based on all the surrounding circumstances, to determine, or influence the determination of, the identity of the issuer’s directors.”18

17.
See, e.g., Pengrowth Energy Trust, SEC No-Action Letter (Jan. 27, 2000), Farley, Inc., SEC No-Action Letter (Apr. 15, 1988) and Raymond Industries Inc., 1940 Act Release No. 13213 (May 4, 1983) (Order) and 1940 Act Release No. 13139 (Apr. 5, 1983) (Notice). See also Dimensional Fund Advisors Inc., 1940 Act Release No. 21527 (Nov. 21, 1995) (Order) and 1940 Act Release No. 21452 (Oct. 25, 1995) (Notice), wherein the SEC granted an order under Section 2(a)(9) of the Act stating that an individual who owned 24.9% of the outstanding voting securities, and was a senior executive, of a registered investment adviser controlled (for purposes of Section 2(a)(9)) the adviser as a result of voting agreements requiring certain shareholders to vote their shares in the election of directors in favor of the individual and another senior executive (who owned 36.1% of the adviser) and such other persons as the two principals jointly designated. The voting agreements effectively required the two principals to act in concert to exercise their voting control and gave them joint control over approximately 85% of the vote in the election of directors of the adviser.
18.
William L. Eddleman, Jr., SEC No-Action Letter (Oct. 26, 1979).

Simpson Thacher & Bartlett
September 8, 2023	-15-	Division of Corporation Finance U.S. Securities and Exchange Commission

In the past, both the courts and the Staff have used that reasoning to find that non-voting, economic-only limited partner interests could be construed as voting securities. In Clemente Global Growth Fund, Inc. v. Pickens, the presiding court was “amply persuaded that a limited partnership interest may be the functional equivalent of a voting security for purposes of §3(c)(1)(A) when the limited partnership is able to exercise a controlling economic influence on the limited partnership.”19 The Staff has used similar reasoning to conclude that non-voting limited partnership interests could be regarded as “voting securities” when the limited partner has “sufficient ability to exercise control through economic power such that the limited partnership interests, though non-voting, would be functionally equivalent to voting securities.”20 In those cases, the reasoning was often tied to the fact that the limited partner could exercise de facto control by withdrawing its money even if it did not have legal right to control voting. Similarly, the Company has total economic control over its VIEs through loan agreements, equity pledge agreements, exclusive equity option agreements, and exclusive technical consulting and service agreements.

There is ample precedent for the Company treating its contractual control over voting and the economics of its PRC subsidiaries as the equivalent of holding voting securities. Because the Company holds those interests alone, it has the equivalent of 100% of the outstanding voting securities of its VIEs and thus can treat them as wholly-owned subsidiaries and majority-owned subsidiaries. Securities issued by majority-owned subsidiaries are not “investment securities” under the applicable definition.

Accordingly, the Company will not treat securities issued by VIEs or subsidiaries of VIEs as “investment securities,” unless the VIE subsidiary would not pass the test under Section 3(a)(1)(C) in its own right based on its unconsolidated balance sheet.

19.
705 F. Supp. 958, 964 (S.D.N.Y. 1989).
20.
L. Marvin Moorehead, SEC No-Action Letter (Mar. 1, 1975). See also; Horsley Keogh Venture Fund, SEC No-Action Letter (Apr. 27, 1988) (treating non-voting limited partnership interests as voting securities for Section 3(c)(1) purposes “if a limited partner [has] an economic interest which [gives] it the power to exercise a controlling influence over the partnership.”); Devonshire Capital Corp., SEC No-Action Letter (Feb. 15, 1976) (“[U]nder some circumstances holders of interests in limited partnerships may be regarded as having sufficient ability to exercise control through economic power over the partnerships so that the partnership interests are functionally equivalent to voting securities.”); Pierce, Lewis & Dolan, SEC No-Action Letter (Apr. 21, 1972) (limited partners having “an economic interest which gave it the power to exercise a controlling influence [has] the equivalent of a voting security.”).

Simpson Thacher & Bartlett
September 8, 2023	-16-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company’s Capital Preservation Investments Under Section 3(a)(1)(C)

As noted above, the Company maintains a substantial portfolio of liquid investments invested through Capital Preservation Investments. The test under Section 3(a)(1)(C) requires excluding cash items from both the numerator and denominator of the test. The Investment Company Act does not define “cash item” for purposes of Section 3, but the SEC provided the following definition when adopting the safe-harbor under Rule 3a‑1:

“For purposes of determining compliance with the proposed rule, cash, coins, paper currency, demand deposits with banks, timely checks of others (which are orders on banks to immediately supply funds), cashier checks, certified checks, bank drafts, money orders, traveler’s checks and letters of credit generally would be considered cash items. Certificates of deposit and time deposits typically would not be considered cash items absent convincing evidence of no investment intent.”21

The Company acknowledges that many of its Capital Preservation Investments would not fit this definition and thus could not be treated as cash items. The Company has therefore presented the unconsolidated analysis requested under Section 3(a)(1)(C) treating its Capital Preservation Investments that have maturity dates longer than 30 days or that are not “demand deposits” as investment securities. As of June 30, 2023, the breakdown of the Company’s holdings of Capital Preservation Investments, on a consolidated basis, is as follows:

21.
Certain Prima Facie Investment Companies, Investment Company Act Release No. IC-10937 (Nov. 13, 1979), at n.29; regulation adopted in final form 46 Fed. Reg. 6879 (Jan 22, 1981).

Simpson Thacher & Bartlett
September 8, 2023	-17-	Division of Corporation Finance U.S. Securities and Exchange Commission

Time Until Maturity	Type of Financial Product	Amount	Treatment Under 3(a)(1)(C)
T+0 or T+1	Investments in money market funds with daily redemptions	23,657,925	Cash Items
More than 1 day but less than 7 days	Investments in bank products with weekly redemptions	1,000,602	Cash Items
More than 7 days but less than 30 days	Investments in bank products with monthly redemptions	29,700,128	Cash Items
Redeemable at any time with loss of interest	“Demand deposits” with term-based interest to incentivize longer-term deposits	223,774,190	Cash Items
More than 30 days but less than one year; terminable only with bank’s consent and penalties may be assessed	Structured term deposits / Certificates of deposit	354,722,500	Investment Securities
More than 30 days but less than one year[22]; no early-termination option	Low-risk, variable return, NAV based products with no early-termination option	293,641,937	Investment Securities
TOTAL PRESUMPTIVE CASH ITEMS		RMB 278,132,845
TOTAL PRESUMPTIVE INVESTMENT SECURITIES		RMB 648,364,437
TOTAL CAPITAL PRESERVATION INVESTMENTS		RMB 926,497,282

22.
As noted above, the Company has made a single investment in this category that is a wealth management product with an original term of 13 months rather than 12 months. That investment is currently valued at RMB60,384,658 and will mature in May 2024. This was a one-off investment that the Company is treating as a “Capital Preservation Investment,” notwithstanding its original maturity slightly exceeding the Company’s typical 12-month upper limit.

Simpson Thacher & Bartlett
September 8, 2023	-18-	Division of Corporation Finance U.S. Securities and Exchange Commission

Analysis of the Company’s Assets Under Section 3(a)(1)(C)

As of June 30, 2023 the Company’s significant subsidiaries include ten subsidiaries owned through equity investments, two VIEs, and sixteen subsidiaries of VIEs.

On an unconsolidated basis, three of the Company’s subsidiaries do not pass the test under Section 3(a)(1)(C), largely because of their holdings of Capital Preservation Investments that are treated as investment securities. In particular:

•
Tianjin Fenghuang Mingdao Culture Communication Co., Ltd. (“Fenghuang Mingdao”) does not pass because approximately 56% of Adjusted Assets are investment securities.23
•
Fenghuang Feiyang (Beijing) New Media Information Technology Co., Ltd. (“Fenghuang Feiyang”) does not pass because approximately 47% of its Adjusted Assets are investment securities.
•
Phoenix New Media (Hong Kong) Company Limited (“PNM HK”), whose primary assets are its interests in Fenghuang Feiyang, does not pass because approximately 83% of its Adjusted Assets are investment securities.

Where a given subsidiary does not pass under Section 3(a)(1)(C) or clearly have an exemption to the Investment Company Act other than Section 3(c)(1) or 3(c)(7), we have treated any securities issued by such subsidiary as investment securities when performing the Section 3(a)(1)(C) analysis for its parent entity(ies).

Accordingly, based on the inputs and assumptions above, PNM ultimately does not pass the test under Section 3(a)(1)(C) because 73% of its Adjusted Assets consist of investment securities. This figure includes PNM’s equity interest of RMB101 million in PNM HK and PNM’s loans to PNM HK of RMB652 million.

The Company’s full detailed calculations accompany this response as Confidential Appendix 1.

23.
Beijing Tianying Jiuzhou Network Technology Co., Ltd., the parent entity of Fenghuang Mingdao, has several other subsidiaries that are not investment companies and thus passes the Objective Test notwithstanding its interests in Fenghuang Mingdao.

Simpson Thacher & Bartlett
September 8, 2023	-19-	Division of Corporation Finance U.S. Securities and Exchange Commission

Conclusions Under Section 3(a)(1)(C)

Although the Company does not currently pass the test under Section 3(a)(1)(C), for the reasons described above, the Company believes that it may nonetheless rely on Section 3(b)(1) to determine that it is not an investment company at present.

Going forward, the Company represents that as its existing Capital Preservation Investments mature, the Company intends to reallocate its liquid assets into more cash items such as demand deposit accounts or money market funds so that its investment securities will make up less than 45% of its Adjusted Assets on a consolidated basis with its wholly owned subsidiaries allowing the Company to also rely on the Rule 3a‑1 safe harbor in the future, in addition to continuing to relying on Section 3(b)(1).

Exhibit 15.3

Certification by the Chief Financial Officer Pursuant to Item 16I(a) of Form 20-F

3.
We note your statement that you reviewed your register of members and public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3). In particular, please expand upon your evaluation of your parent company, Phoenix TV, including reports that it was recently designated as a China-owned enterprise by Taiwanese authorities.

The Company respectfully advises the Staff that the Company checked and confirmed with all of the Company’s directors and officers in order to confirm that none of these directors or officers is a representative of any government entity in the PRC. The Company also performed internal procedures to confirm that it has never received any notice from a government entity indicating that any of such directors or officers is a representative of any government entity in the PRC.

As to the Company’s shareholders that beneficially own 10% or more of the total outstanding ordinary shares of the Company, namely Phoenix Satellite Television (B.V.I.) Holding Limited, which is controlled by Phoenix TV (a company listed on the main board of The Stock Exchange of Hong Kong), the Company checked and confirmed with Phoenix TV that neither Phoenix TV nor Phoenix Satellite Television (B.V.I.) Holding Limited is controlled by any government entity in the PRC. The Company reviewed regulatory filings and public disclosures (including annual and interim reports) made by Phoenix TV and its substantial shareholders and conducted

Simpson Thacher & Bartlett
September 8, 2023	-20-	Division of Corporation Finance U.S. Securities and Exchange Commission

desktop background searches on the substantial shareholders to cross-check information provided by Phoenix TV. The Company also recently obtained a letter of confirmation from Phoenix TV which is described in the last paragraph below. At the time of the filing of the Annual Report, the Company was not aware of any reports of Phoenix TV being designated as a China-owned enterprise by Taiwanese authorities. The Company also confirmed with Phoenix TV and understands that Phoenix TV was also unaware of such reports at the time the Company made inquiries to it in connection with the Company’s required submission under Item 16I. After receiving the July 27 Comment Letter, the Company conducted online searches but could not find any official sources from the Taiwanese authorities with respect to such determination either. In addition, neither the Company nor Phoenix TV has received any inquiry or notice from the Taiwanese authorities with respect to such determination. As such, neither the Company nor Phoenix TV is in a position to comment on the accuracy of such reports or if any Taiwanese authorities have made such determination or why they may make such determination.

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the Company itself, the Company respectfully advises the Staff that the Company checked and confirmed its register of members in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in the PRC or the Cayman Islands owns any shares of the Company, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to the Company. As to Phoenix TV, the Company checked and confirmed with Phoenix TV that no governmental entity in the PRC has a controlling financial interest with respect to the Phoenix TV. The Company reviewed regulatory filings and public disclosures (including annual and interim reports) made by Phoenix TV and its substantial shareholders and conducted desktop background searches on the substantial shareholders to cross-check information provided by Phoenix TV. The Company also recently obtained a letter of confirmation from Phoenix TV which is described in the last paragraph below.

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the Company’s subsidiaries or any of the VIEs that the Company consolidates, the Company checked and confirmed the shareholdings of its subsidiaries and the VIEs that it consolidates in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in any of the PRC, the Cayman Islands, the British Virgin Islands or Hong Kong owns any shares of any of the Company’s subsidiaries or the VIEs that the Company consolidates, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to any of the Company’s subsidiaries or the VIEs that the Company consolidates.

In addition to various inquiries made to Phoenix TV, the Company recently obtained a letter of confirmation from Phoenix TV, in which Phoenix TV confirmed, among others, that (i) no governmental entity in the PRC has a controlling interest with respect to Phoenix TV or any of its subsidiaries or any of the VIEs or any of its consolidated foreign operating entities; (ii) there are no voting, acting-in-concert or other agreements or arrangements, in each case between Phoenix TV or any of its directors

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September 8, 2023	-21-	Division of Corporation Finance U.S. Securities and Exchange Commission

or officers on the one hand, and any other person on the other hand, that could result in any governmental entity in the PRC being deemed to control Phoenix TV; and (iii) Phoenix TV is not controlled by a governmental entity in the PRC. Except the foregoing, the Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required submission under Item 16I.

4.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications, such as affidavits, as the basis for your disclosure.

The Company respectfully advises the Staff that the Company has taken the following steps to confirm that none of its directors, or the directors of its subsidiaries or any of the VIEs that it consolidates is an official of the CCP:

a.
the Company prepared a written questionnaire for the purpose of its submission under Item 16I and asked all of its directors and the directors of its subsidiaries and the VIEs that it consolidates to complete the questionnaire, and based on such directors’ responses to the questionnaire and further inquiries to and clarifications with such directors as necessary, the Company confirmed with all such directors that none of them is an official of the CCP;
b.
the Company conducted desktop searches on all publicly available information sources and did not find any information indicating that any of such directors was or is currently an official of the CCP;
c.
the Company performed internal procedures to confirm that it has never received any notice from a government entity or the CCP indicating that any of such directors is a representative of a government entity in the PRC or an official of the CCP; and
d.
the Company checked its corporate records for the election and appointment of such directors and confirmed that all of such directors were duly elected in accordance with the bylaws of the relevant entities.

The Company believes that the steps it has taken to verify the information in its (i) submission required under paragraph (a), and (ii) disclosures required under paragraphs (b)(2) and (3) of Item 16I of the Annual Report have provided sufficient basis to support the disclosures in the Annual Report. The Company did not rely upon third party certifications, such as affidavits, in connection with its disclosure.

* * *

Simpson Thacher & Bartlett
September 8, 2023	-22-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Phoenix New Media Limited

Mr. Edward Lu, Chief Financial Officer